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                            February 11, 2021

       Kevin Amolsch
       Chief Executive Officer
       PFG Fund V, LLC
       10200 W. 44th Avenue, Suite 220
       Wheat Ridge, CO 80033

                                                        Re: PFG Fund V, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed January 15,
2021
                                                            File No. 024-11412

       Dear Mr. Amolsch:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed on January 15, 2021

       General

   1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption
from registration under the Investment Company Act of 1940, as amended. Please be
advised that you are responsible for analyzing how your investments, investment strategy and
business model will support that exemption. The staff has not reviewed and does not
necessarily concur with your disclosure with respect to the
                                                        availability of that
exemption.
   2. We note the automatic renewal feature of the notes. Please disclose in the filing how the renewals are factored
into the offering price limit of Rule 251(a)(2) and whether you plan to file a
post-qualification amendment or new offering statement for such renewals. If you
                                                        intend to rely on an
exemption from registration for the automatic renewals, please provide a detailed
analysis as to the availability of the exemption.
 Kevin Amolsch
FirstName LastNameKevin Amolsch
PFG Fund V,  LLC
Comapany11,
February  NamePFG
            2021   Fund V, LLC
February
Page 2 11, 2021 Page 2
FirstName LastName
3. Please be advised that you are responsible for analyzing the applicability of the
         Investment Advisers Act of 1940 to your external manager.
4. We note that Sections 13 of your Promissory Note and 6(c) of your Subscription
         Agreement include an arbitration provision. Please include disclosure regarding these provisions including a description of the provisions, the risks of the provisions or other impacts on shareholders, any uncertainty about enforceability, whether these provisions apply to claims under the federal securities laws, the impact on claims arising under other laws and whether or not the provisions apply to purchasers in secondary transactions. If the provision applies to federal securities laws claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
5. We note that Section 8 of your Promissory Note includes a fee shifting provision. Please provide a description of this provision, discuss the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).
6. We note that Section 11 includes a jurisdiction provision for any claim or cause of action arising from or in connection with the note. Please disclose this provision and add a risk factor. In this regard, disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce this provision. If the provision applies to federal securities laws claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Cover Page

7.       Please include the interest rate for the notes.
Use of Proceeds, page 16

8. We note your disclosure indicates that the manager has agreed to bear the costs associated with this offering. Please tell us and revise your disclosure in an amended filing to indicate whether or not the manager will be reimbursed for any of these offering costs.
Independent Auditors    Report, page F-2

9. We note the explanatory paragraph appears to link failure to obtain financing or
         commence operations with your auditors    expression of its conclusion
concerning the
         existence of substantial doubt about the company   s ability to
continue as a going concern
         for a reasonable period of time. In an amended filing, please have your auditor revise their audit report so that it does not reflect conditional language when expressing its
 Kevin Amolsch
PFG Fund V, LLC
February 11, 2021
Page 3
         conclusion that there is a going concern issue. Additionally, please revise the heading of
         the paragraph from    Matter of Emphasis    to reference the going
concern issue. Reference
         is made to AS 2415.
Exhibits

10. Please have counsel revise Exhibit 12 to opine that the debt securities will be "binding obligations of the registrant." Refer to Section II.B.1.e of Staff Legal Bulletin No.
         19. Additionally, revise the opinion to opine under Colorado law, the jurisdiction governing the promissory notes.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameKevin Amolsch                                Sincerely,
Comapany NamePFG Fund V, LLC
                                                               Division of
Corporation Finance
February 11, 2021 Page 3                                       Office of Real
Estate & Construction
FirstName LastName